Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES BOARD NOMINATION AND MANAGEMENT CHANGES

MONTREAL, Quebec, Canada, December 10, 2013 – Richmont Mines Inc. (TSX – NYSE MKT: RIC), (“Richmont” or the “Corporation”) is pleased to announce that mining industry veteran Dr. James W. Gill will join its Board of Directors effective immediately. In addition, the Corporation has appointed Mr. Rosaire Emond, Eng., to the position of Vice-President and Chief Operating Officer, Mr. Jean Bastien, Eng., MBA, to the position of Mine Manager of the Corporation’s Island Gold Mine, and Mr. Raynald Vincent, Eng. M.G.P., to the position of Chief Geologist for the Corporation’s Island Gold Mine.

Dr. Gill has been involved in the mining business for over 40 years and brings expertise in the exploration, mine development and operation business as well in public company management and finance. Dr. Gill founded Aur Resources Inc. and over its 26 year history helped build the company into a significant mining enterprise with operations in Canada and Chile. He received his B.Sc. and M.Sc. degrees from McGill University in Montreal, and a PhD degree in economic geology from Carleton University in Ottawa in 1976.

Mr. Greg Chamandy, Executive Chairman of Richmont’s Board of Directors commented: “We are very pleased that Dr. Gill is joining our Board. His extensive and multi-faceted mining experience will be extremely valuable to Richmont, and with the recent addition to René Marion adds a great deal of technical experience to our Board.”

Mr. Emond holds a Mining Engineering degree from the University of Laval in Quebec, and has close to 30 years of project management and mine-building experience with various companies including Placer Dome Canada and Agnico-Eagle Mines Limited. Mr. Emond joined Richmont in September 2011, and was appointed as Project Manager for Richmont’s Island Gold Deep project in February 2013. Mr. Emond will be replacing Mr. Christian Pichette, who is retiring after a distinguished 35 year career in the mining industry.

Mr. Bastien holds a degree in mining engineering from the University of Laval, and an MBA from the University of Quebec in Abitibi-Témiscamingue. Mr. Bastien has more than 30 years of engineering, operations and managerial experience in the mining industry. He previously worked for Cambior (now IAMGOLD), Agnico-Eagle and Aurizon Mines. Mr. Bastien joined Richmont Mines in July 2010, and was promoted to the position of General Manager of Operations in August 2012.

Mr. Raynald Vincent holds a degree in Geological Engineering from Laval University, and a Master’s degree in Project Management from the University of Quebec in Abitibi-Témiscamingue. Prior to joining Richmont, Mr. Vincent worked for several mining companies, including Inmet Mining, Cambior, Flaconbridge Copper and Noranda. He joined Richmont in January 2009, and was appointed to the position of Chief Exploration Projects in June 2011.

RICHMONT MINES ANNOUNCES BOARD NOMINATION AND MANAGEMENT CHANGES
December 10, 2013

Mr. Paul Carmel, President and CEO of Richmont Mines commented: “We are very pleased to be able to draw from our deep pool of talent internally to fill these important positions. All three individuals are well-regarded industry veterans who know Richmont well, and are well-suited to the challenges that lie ahead.”

About Richmont Mines Inc.
Richmont Mines has produced over 1,400,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine, Monique Mine and the W Zone Mine in Quebec. The Corporation is also advancing the Island Gold Deep project beneath the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410 ext 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
Visit our Facebook page